FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of November 28, 2003

TAG Oil Ltd

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: November 28, 2003	"Garth Johnson"
(Signature)

"Garth Johnson"
(Name)

Secretary/CFO
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	SEPTEMBER 30, 2003

DATE OF REPORT:	NOVEMBER 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead	"Drew Cadenhead"	03/11/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED(YY/MM/DD)

Garth Johnson	"Garth Johnson"	03/11/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED(YY/MM/DD)

TAG OIL LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

(UNAUDITED - PREPARED BY MANAGEMENT)

TAG OIL LTD.
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)

September 30, 2003	March 31, 2003
(Unaudited - Prepared by Management)	(Audited)
Assets

Current

Cash and short-term deposits	$ 1,119,015	$ 1,111,267
Accounts receivable	9,465	81,867
Marketable securities (Note 4)	3,300	3,300
Prepaid expenses	38,024	48,795

	1,169,804	1,245,229
Oil and gas properties (Note 5)	574,838	521,041
Property and equipment	20,218	400,583

Total Assets	$ 1,764,860	$ 2,166,853

Liabilities

Accounts payable and accrued liabilities	$ 11,600	$ 27,553
Due to related parties (Note 8)	9,192	81,592

Total Liabilities	20,792	109,145

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at September 30, 2003:
7,678,061; March 31, 2003: 6,278,061 (Note 7)	10,884,486	10,584,745
Deficit	(9,140,418)	(8,527,037)

Total Shareholders' Equity	1,744,068	2,057,708

Total Liabilities and Shareholders' Equity	$ 1,764,860	$ 2,166,853

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Six Months	Six Months
Ended	Ended	Ended	Ended
September 30,	September 30,	September 30,	September 30,
2003	2002	2003	2002

Expenses

General and administrative (Schedule)	$ 174,234	$ 151,844	$ 643,769	$ 363,036

Loss before other items	(174,234)	(151,844)	(643,769)	(363,036)

Other Items

Production costs	-	-	-	-
Interest income	(159)	10,474	6,630	24,931
Rental income	-	6,000	-	12,000
Gain on sale of marketable securities	-	-	-	3,656
Write-off of oil and gas property	(1)	-	(1)	-
Gain on sale of property and equipment	23,256	-	23,256	-
Recovery of costs	(316)	-	503	-

Net loss for the period	(151,454)	(135,370)	(613,381)	(322,449)

Deficit - Beginning of period	(8,988,964)	(7,718,863)	(8,527,037)	(7,531,784)

Deficit - End of Period	$ (9,140,418)	$ (7,854,233)	$ (9,140,418)	$ (7,854,233)

Loss per share (Note 8)	$ (0.02)	$ (0.02)	$ (0.08)	$ (0.05)

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Six Months	Six Months
Ended	Ended	Ended	Ended
September 30,	September 30,	September 30,	September 30,
2003	2002	2003	2002

Operating Activities

Net loss for the period	$ (151,454)	$ (135,370)	$ (613,381)	$ (322,449)
Adjustments for net changes in non-cash
working capital accounts:
Accounts receivable	18,928	(2,899)	72,402	(1,886)
Due to/from related parties	(19,635)	13,008	(72,400)	13,257
Prepaid expenses	(6,986)	(54,086)	10,771	(54,086)
Accounts payable and accrued liabilities	(6,552)	(18,002)	(15,953)	(43,627)
Adjustments for non-cash operating items:
Amortization	1,374	3,528	2,748	7,056
Stock option compensation	-	-	290,031	-
Gain on sale of property and equipment	(23,256)	-	(23,256)	-
Gain on sale of marketable securities	-	-	-	(3,656)
Write-off of oil and gas property	1		1

Net cash used in operating activities	(187,580)	(193,821)	(349,037)	(405,391)

Financing Activities

Common shares issued for cash	-	124,608	9,710	124,608

Net cash provided by financing activities	-	124,608	9,710	124,608

Investing Activities

Exploration of oil and gas properties	(45,638)	-	(53,798)	-
Proceeds from sale of property and equipment	404,141	-	404,141
Purchase of property and equipment	-	-	(3,268)	-
Proceeds from sale of marketable securities	-	-	-	5,856

Net cash provided by investing activities	358,503	-	347,075	5,856

Net increase (decrease) in cash during period	170,923	(69,213)	7,748	(274,927)
Cash position - Beginning of period	948,092	2,005,729	1,111,267	2,211,443

Cash position - End of period	$ 1,119,015	$ 1,936,516	$ 1,119,015	$ 1,936,516

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Six Months	Six Months
Ended	Ended	Ended	Ended
September 30,	September 30,	September 30,	September 30,
2003	2002	2003	2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 2,245	$ 1,151	$ 2,433	$ 1,181
Amortization	1,374	3,528	2,748	7,056
Consulting fees, inclusive of stock-based compensation	-	-	116,816	84,828
Corporate relations and development	4,346	8,732	7,988	11,300
Directors fees, inclusive of stock-based compensation	41,009	28,138	276,530	28,388
Filing and transfer agency fees	10,690	8,829	12,489	13,467
Foreign exchange	(642)	(27,994)	14,323	13,641
Investor relations	7,444	15,569	29,022	15,569
Legal	5,764	4,579	10,342	13,103
Office and miscellaneous	5,610	29,081	16,237	48,337
Printing	13,602	22,723	15,680	24,219
Property taxes	-	-	-	2,298
Rent	8,367	2,227	12,207	15,529
Telephone	3,576	4,209	10,135	7,130
Travel	21,485	9,588	27,345	21,234
Website development	24,738	11,880	41,935	11,880
Wages and benefits	24,626	29,604	47,539	43,876

	$ 174,234	$ 151,844	$ 643,769	$ 363,036

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

For the Periods Ended September 30, 2003 and 2002

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries Durum Energy (New Zealand) Limited, Durum (Australia) Pty. Ltd. and Durum Energy (PNG) Limited are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements dated March 31, 2003. All material adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the six months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - STOCK BASED COMPENSATION

The Company has adopted the new recommendations of CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services. The standard requires that all stock option based awards made to consultants and employees, be measured and recognized in these consolidated financial statements using a fair value based method.

Refer to Note 7

NOTE 4 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2003: 6,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2003: $3,300). At September 30, 2003, the market value of these shares was $9,600 (March 31, 2003: $9,900).

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

For the Periods Ended September 30, 2003 and 2002

NOTE 5 - OIL AND GAS PROPERTIES

		Additions/
	Net Book	(Recoveries)	Write-off of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2003	Period	Properties	September 30, 2003

Unproved:
New Zealand:
PEP 38256	$ 76,695	$ 17,431	$ -	$ 94,126
PEP 38258	-	-	-	-
PEP 38741	366,201	18,645	-	384,846
PEP 38480	45,042	13,425	-	58,467
PPP 38761	33,102	4,297	-	37,399
Papua New Guinea - PPL 192	1	-	(1)	-

Total Unproved	$ 521,041	$ 53,798	$ (1)	$ 574,838

a) New Zealand - PEP 38256 (38.89%); Onshore Canterbury

During the period, the Company gave notice to the operator of PEP 38256, to increase its interest in PEP 38256 to 38.89%, as a result of AMG Oil withdrawing from the permit.

At September 30, 2003, PEP 38256 is in good standing with respect to its work commitments and the Company expects to incur exploration expenditures relating to geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area. These expenditures are expected to cost the Company approximately $31,000 during the balance of its 2004 fiscal year.

b) New Zealand - PEP 38258 (25%); Offshore Canterbury

On August 18, 2003, the Company (25%) and Indo-Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit.

c) New Zealand - PEP 38741 (20%); Taranaki Basin

The farm-in costs of NZ$479,195 paid during the 2003 fiscal year included the Company's share of planning, acquisition and processing of the 3D seismic program over the permit, up to a ceiling amount totaling NZ$3.3 million over the entire permit, whereby any cost overruns will be paid pro-rata by each participant in line with their interest share. The ceiling amount was reached during the period and accordingly the Company is required to pay its pro-rata costs of all expenditures relating to the permit.

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

For the Periods Ended September 30, 2003 and 2002

NOTE 5 - OIL AND GAS PROPERTIES (continued)

On August 19, 2003, Indo-Pacific, as operator of PEP 38741, committed the joint venture to complete the second schedule of the work program for the permit, which entails drilling an exploration well within 24 months of the commencement date (May 2004) of the program and either submit for the approval of an ongoing work program for the remainder of the permit term or surrender the permit. The budgeted cost to the Company to drill the required exploration well is $200,000.

At September 30, 2003, PEP 38741 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures relating to permit administration, geology and geophysics and 3D seismic data processing, of approximately $60,000 during the balance of its 2004 fiscal year.

d) New Zealand - PEP 38480 (25%); Offshore Taranaki

At September 30, 2003, PEP 38480 is in good standing with respect to its work commitments and the Company is expected to incur exploration expenditures, consisting of permit administration, geology and geophysics as well as costs associated with the 2D seismic program that was undertaken in February 2003, totaling approximately $31,000 during the balance of its 2004 fiscal year.

e) New Zealand - PPP 38761 (10%); Taranki Basin

At September 30, 2003, PPP 38761 has expired according to the terms associated with the granting of this permit in February of 2003. The term was set as the earlier of one year after grant or the closing bids for acreage, which includes the area covered by this permit. Such bids have now been invited and the closing date for the bids was October 31, 2003, so PPP 38761 expired on that date. However the Company and the other joint venture partners have bid for this acreage. The Company is expected to incur exploration expenditures totaling approximately $3,200 during the balance of its 2004 fiscal year.

f) Papua New Guinea - PPL 192 (and APPL 235) (10%)

The Company gave notice to the operator of APPL 235, of which TAG has a 10% share that the Company does not wish to participate in the permit. As a result the Company has written-off this property.

g) Block "M "(10%) and Block "O" (15%)- Taranaki Basin Application

The Company gave notice to Indo-Pacific that it will join an application with Indo-Pacific and other Joint Venture participants for up to a 10% interest in Block "M" and 15% of Block "O" located in the Taranaki Basin.

NOTE 6 - PROPERTY AND EQUIPMENT

The Company, on August 20, 2003, sold its commercial office unit, purchased during the 2002 fiscal year for $391,591, for gross sale proceeds of $420,000.

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

For the Periods Ended September 30, 2003 and 2002

NOTE 7 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2003	6,278,061	10,584,745
Private placement	1,400,000	9,710
Stock option compensation	-	290,031

Balance at September 30, 2003	7,678,061	$ 10,884,486

The Company, on May 14, 2003, issued 1,400,000 shares for US$0.005 per share, to the President of the Company, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the board of directors on April 24, 2003.

b) Share Purchase Warrants

The board of directors of the Company approved an extension of 4,400,000 warrants to purchase common shares of the Company entitling subscribers to purchase 4,000,000 common shares at a price of US$0.30 per share until June 6, 2003, US$0.35 per share until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006 and 400,000 common shares at a price of US$0.30 per share until August 21, 2003, US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

c) Incentive Stock Options

The Company, on May 30, 2003, granted options to purchase 310,000 common shares of the Company vesting over five years and 200,000 common shares of the Company vesting over four years, exercisable at the price of US$0.40 per share until expiry on May 31, 2008 and May 31, 2007 respectively.

During the period ended September 30, 2003 the Company granted 310,000 common shares of the Company, vesting over five years and 200,000 common shares of the Company vesting over four years, exercisable at the price of US$0.40 per share until expiry on May 31, 2008 and May 31, 2009, respectively. As these options were granted below the market rate as of the day of grant, the Company applied the Black-Scholes, option pricing model using the closing price of US$0.69 on the grant date, a volatility factor of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant totaling $290,031.

TAG OIL LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

For the Periods Ended September 30, 2003 and 2002

NOTE 8 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the year.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At September 30, 2003, the Company owed $9,192 (March 31, 2003 - $81,592) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement and Wages

The Company, on April 24, 2003, entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by Drew Cadenhead, to retain Rimu to provide oil and gas exploration executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, whereby the Company will pay Rimu $148,000 per year plus a $12,000 signing bonus. In addition, the agreement included an entitlement for Mr. Cadenhead to purchase 1,400,000 restricted common shares of the Company from treasury at a price of US$0.005 per share.

During the period ended September 30, 2003, the Company paid $119,292 (September 30, 2002 - $44,365) in wages and directors fees to three directors.

c) Oil and Gas Property

Indo-Pacific Energy Ltd. and AMG Oil Ltd. have directors, officers and principal shareholders in common with the Company.

Refer to Note 5

d) Other

During the period ended September 30, 2003, the Company incurred $69,173 (September 30, 2002 - $63,801) of largely general and administrative costs through DLJ Management Corp. ("DLJ") a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At September 30, 2003 the Company owed DLJ $9,192.

NOTE 10 - SUBSEQUENT EVENTS

There have been no events of a material that have occurred that would have a material affect on the financial statements.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE B & C

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	SEPTEMBER 30, 2003

DATE OF REPORT:	NOVEMBER 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead	"Drew Cadenhead"	03/11/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED(YY/MM/DD)

Garth Johnson	"Garth Johnson"	03/11/28
NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED(YY/MM/DD)

TAG OIL LTD.
Schedule B: Supplementary Information
(Expressed in Canadian Dollars)

For the Period Ended September 30, 2003

1.	For the quarter under review:

a)	Summary of common shares issued:	1,400,000

b)	Summary of stock options granted:	510,000

c)	Summary of share purchase warrants granted:	N/A

2.	As at the end of the of the quarter under review:

a)	Authorized capital:	Unlimited number of common shares without par value

	Issued and outstanding:	7,678,061 common shares

b)	Summary of stock options outstanding:	760,000

c)	Summary of warrants outstanding:	4,400,000

d)	Total shares in escrow:	None

e)	List of directors and officers:	Alan Hart, Chairman and Director Drew Cadenhead, President CEO and Director Garth Johnson, Secretary, CFO and Director Gordon Abougoush, Director Barry MacNeil, Director

For analysis of expenses, acquisition and exploration expenditures, common shares, share purchase warrant and stock option issuances and changes and details of related party transactions for the six month period ending September 30, 2003, please refer to Schedule A of this BC Form 51-901F.

TAG OIL LTD.
Schedule C: Management Discussion
(Expressed in Canadian Dollars)

For the Period Ended September 30, 2003

Operations and financial

TAG Oil Ltd. (the "Company") is an independent oil and gas acquisition and exploration company that holds hydrocarbon exploration permit interests of 38.89% in New Zealand permit PEP 38256, 25% in New Zealand Permit PEP 38258, 25% in New Zealand Permit PEP 38480, 20% in New Zealand Permit PEP 38741 and 10% of an application for acreage covered by the Company's expired interest in New Zealand Permit PPP 38761. The Company's primary focus is the acquisition and exploration of oil and gas properties; with all the Company's permits being in the exploration stage. The Company's policy is to acquire interests, and, where possible minimize the risk exposure in its permits by joint venturing with other industry participants. Management believes the Company has sufficient resources to meet ongoing commitments with respect to the permits and for suitable acquisitions that may arise from time to time. The Company remains well capitalized and continues to seek future opportunities, which the directors believe are worthy of the Company's involvement.

The Company's net loss for the six-month period ended September 30, 2003 was $613,381 or $0.08 per share, compared to a loss of $322,449 or $0.05 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $643,769 (2002: $363,036) and a write-off of $1 relating to a relinquished interest in PPL 192, these costs were partially offset by interest income of $6,630, a recovery of costs of $503 and a gain on sale of property and equipment of $23,256. General and Administrative costs, increased dramatically for the period ending September 30, 2003, when compared with the same period last year as a result of stock options being granted to directors and a consultant during the period which resulted in a non-cash expense for the period of $290,031 (2002: Nil). With the exception of this large expense for the period, the balance of the remaining general and administrative costs decreased slightly for the period ending September 30, 2003 when compared with those of September 30, 2002. Specifically, amortization, corporate relations and development, filing and transfer agency fees, legal, office and miscellaneous, printing, property taxes and rent all decreased to $2,748 (2002: $7,056) $7,988 (2002: $11,300), $ 12,489 (2002: $13,467), $10,342 (2002: $13,103), $16,237 (2002: $48,337), $15,680 (2002: $24,219), Nil (2002: $2,298), $12,207 (2002: $15,529), respectively. General and administrative costs that increased for the period ending September 30, 2003 were accounting and audit $2,433 (2002: $1,181), consulting fees, inclusive of stock-based compensation $116,816 (2002: $84,828), directors fees, inclusive of stock-based compensation $276,530 (2002: $28,388), foreign exchange $14,323 (2002: $13,641) investor relations $29,022 (2002: $15,569), telephone $10,135 (2002: $7,130), travel $27,345 (2002: $21,234), website development $41,935 (2002: $11,880) and wages and benefits $47,539 (2002: $43,876), respectively. See the general and administrative expenses schedule that forms part of Schedule A of this BC Form 51-901F, for more details.

Liquidity and Capital Resources

The Company had $1,119,015 in cash and cash equivalents and $1,149,012 in working capital at September 30, 2003. This compares to $1,111,267 in cash and cash equivalents and $1,136,084 in working capital for year ended March 31, 2003. The Company had a net use of cash of $349,037 from operating activities for the period ending September 30, 2003 compared to a net use of cash of $405,391 for the comparable period ending September 30, 2002.

Financing activities consisted of the Company receiving $9,710 (US$7,000) as a result of the issuance of 1,400,000 common shares, to the Company's President, during the period ending September 30, 2003 compared to $124,608 (US$80,000) as a result of issuing 400,000 common shares, that include a two-year warrant, through a private placement during the same period last year.

Investing activities consisted of the Company receiving net proceeds of $404,141 as a result of selling its commercial office unit, using $53,798 of cash for exploration work on PEP 38256, PEP 38741, PEP 38480 and PPP 38761 and using $3,268 of cash for the purchase of property and equipment. For the similar period last year the Company's sole investing activity consisted of receiving cash proceeds of $5,856 as a result of the Company selling marketable securities. The net result for the six- month period ending September 30, 2003 was a net provision of cash of $358,503 for investing activities. This compares to a net provision of cash from investing activities totaling $5,856 for the same period last year.

The net impact of these cash activities during the period resulted in a net increase in cash of $7,748 for the six months ended September 30, 2003, compared to a net decrease in cash of $274,927 for the comparable period ended September 30, 2002.

Exploration Activities

New Zealand License - PEP 38256; Onshore Canterbury Basin (38.89%)

The Company increased its interest from 10% to 38.89% during the period as a result of AMG Oil Ltd. withdrawing from the permit. The permit work program requires the Company to incur minimum exploration expenditures for the 2004 fiscal year. However, it is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area.

New Zealand License - PEP 38258; Offshore Canterbury Basin (25%)

On August 18, 2003, the Company (25%) and Indo-Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin which consists of approximately 2.7 million acres. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit.

New Zealand License - PEP 38741; Onshore Taranaki Basin, North Island (20%)

The Company expects to continue exploration work, for the remainder of the 2004 fiscal year, relating to permit administration, geology and geophysics and 3D seismic data processing. The Company is also planning to drill a Mt. Messenger exploration well in this permit by May 2004 at a net cost to the Company of approximately $200,000, to maintain this permit in good standing.

New Zealand License - PEP 38480; Offshore Taranaki Basin, North Island (20%)

The Company and its joint venture partners undertook a 2D seismic program in February of 2003 to detail prospects in the permit area. Permit administration, geology and geophysics and 2D data processing continues as of the report date.

New Zealand License - PPP 38761; Onshore Taranaki Basin, North Island (20%)

When the permit was granted to the JV participants in February 2003, the term of the permit was set as the earlier of one year after the grant or the closing date of bids for the acreage which includes the area covered by this permit. The bids have now been submitted and the closing date for bids was October 31, 2003. As a result, PPP 38761 expired on October 31, 2003. The JV participants have bid on the permit that covers the acreage related to this permit.

New Zealand License - Taranaki Basin Application - Block "M" (10%) and Block "O" (15%); Onshore Taranaki Basin

The Company gave notice to Indo-Pacific that it will join an application with Indo-Pacific and other Joint Venture participants for up to a 10% interest in Block "M" and 15% of Block "O" located in the Taranaki Basin. If successful the Company and other participants will be required to drill an exploration well on Block "M" at a cost to the Company of approximately $200,000 during the first year of the permit while Block "B" will have minor costs associated with the first year of the permit.

Papua New Guinea - PPL 192 (and APPL 235); Onshore Papuan Basin (20%)

The Company and the other participants were required to drill one exploration well by January 28, 2002, which the participants did not complete; however, the participants applied and were offered APPL 235, by the PNG Department of Petroleum and Energy, which substantially replaces PPL 192 and PPL 215 (in which the Company does not have an interest) with one new license. However the Company gave notice to Indo-Pacific, as the operator, that it does not wish to participate in the permit. As a result of PPL 192 being relinquished and the Company electing to not participate in APPL 235, the Company has written-off its interest related to this property.

Other information - Investor Relations

The Company's Investor Relations Service Agreement with Republic Communications set to expire on July 25, 2003, was extended for a period of six-months and subsequently, both the Company and Republic, on August 11, 2003, mutually agreed to terminate the investor relation's service agreement, effective immediately. No further costs relating to this agreement are expected. Other than responding to shareholder inquiries on the Company's general information line and issuing required press releases, there were no shareholder relations' activities undertaken by or on behalf of the Company during the first quarter of the 2004 fiscal year.

In April of 2003, Mr. Drew Cadenhead was appointed the Company's President and CEO, replacing Mr. Alan Hart in this capacity. Mr. Cadenhead also joined the Company's Board of Directors.

In April of 2003, Mr. Alan Hart was appointed as the Company's Chairman of the Board.

In May of 2003, Mr. Gordon Abougoush was appointed to the Company's Board of Directors, replacing Mr. Bernhard Zinkhofer who resigned.

Subsequent Events

To the date of this report, there have been no material events that took place subsequent to September 30, 2003

November 28, 2003

"Drew Cadenhead"

Drew Cadenhead
President and Chief Executive Officer

For further shareholder information contact the Company at Tel: (403)770-1934, or Email: ir@tagoil.com or Website: www.tagoil.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER

Alan Hart	Bank of Montreal
Chairman and Director	Vancouver, British Columbia
Wakefield, New Zealand
LEGAL COUNSEL
Drew Cadenhead
President, CEO and Director	Lang Michener
Calgary, Alberta	Vancouver, British Columbia

Garth Johnson	Chapman Tripp
Secretary, CFO and Director	Wellington, New Zealand
Surrey, British Columbia
Minter Ellison
Barry MacNeil	Adelaide, South Australia
Director
Surrey, British Columbia	Posman Kua Aisi
Port Moresby, Papua New Guinea
Gordon Abougoush
Director	AUDITORS
Kelowna, British Columbia
De Visser Gray
CORPORATE OFFICE	Chartered Accountants
Vancouver, British Columbia
Suite 400, 534 17th Avenue
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Canada T2S 0B1
Telephone: 1-403-770-1934	Computershare Investor Services
Facsimile: 1-403-770-1935	Corporate Services Division
510 Burrard Street
Shareholder Relations	Vancouver, British Columbia
Telephone: 403-770-1934	Canada V3C 3B9
Email: ir@tagoil.com	Telephone: 1-888-661-5566
Facsimile: 1-604-661-9480
REGIONAL EXPLORATION OFFICE
ANNUAL GENERAL MEETING
1067-88 Valley Road
RD1 Wakefiled 7181	The Annual General Meeting was held at
New Zealand	2:00 pm on August 27, 2003 at the corporate
office of the Company at Suite 400, 534 17th
SUBSIDIARIES	Avenue Calgary, Alberta T2S 0B1.

Durum Energy (New Zealand) Limited	SHARE LISTING
Durum (Australia) Pty. Ltd.
Durum Energy (PNG) Pty Limited	OTC Bulletin Board
Trading Symbol: TAGOF
SHARE CAPITAL
WEBSITE
At September 30, 2003, there were
7,678,061 shares issued and outstanding.	www.tagoil.com
Fully diluted: 12,838,061 shares